                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934


                       The WellCare Management Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    949470108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Todd Farha
                          WellCare Acquisition Company
                         67 East 11th Street, Suite 318
                               New York, NY 10003

                                 with a copy to:

                             Thaddeus Bereday, Esq.
                           Brobeck, Phleger & Harrison
                         2100 Reston Parkway, Suite 203
                                Reston, VA 20191
                                 (703) 621-3000

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 17, 2002
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]




                         (Continued on following pages)


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
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CUSIP NO. 949470108                           13D    Page 2 of 11 Pages
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-----------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          WellCare Acquisition Company
          I.R.S. I.D. # 04-3669698
-----------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                             (a) [ ] (b) [ ]
-----------------------------------------------------------------------------------------------
   3      SEC USE ONLY

-----------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
               OO
-----------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR
          2(e)                                                                             [ ]
-----------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
               State of Delaware
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                            7    SOLE VOTING POWER
        NUMBER                                                      ---------
          OF
        SHARES
     BENEFICIALLY
       OWNED BY
       REPORTING
        PERSON
         WITH
                         ----------------------------------------------------------------------
                            8    SHARED VOTING POWER
                                                                          31,550, 093
                         ----------------------------------------------------------------------
                            9    SOLE DISPOSITIVE POWER
                                                                    -------
                         ----------------------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                                                    -------

-----------------------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11      31,550, 093
-----------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                                       [ ]
-----------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 - 81.3%
-----------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
                                                    CO
-----------------------------------------------------------------------------------------------


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CUSIP NO. 949470108                           13D                          Page 3 of 11 Pages
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



Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the Common Stock of The WellCare Management Group, Inc., referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.


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CUSIP NO. 949470108                           13D                          Page 4 of 11 Pages
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

ITEM 1.        SECURITY AND ISSUER.

               This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Issuer Common Stock"), of The WellCare Management
Group, Inc., a New York corporation (the "Issuer"). The principal executive offices of the Issuer are located at 280 Broadway, 3rd Floor, Newburgh, NY
12250.

ITEM 2.        IDENTITY AND BACKGROUND.

               (a), (b), (c) and (f). This Statement on Schedule 13D is being filed by WellCare Acquisition Company, a Delaware corporation (the "Reporting
Person"). The address of the principal office and principal business of the Reporting Person is 67 East 11th Street, Suite 318, New York, NY 10003. The name, business address and present principal occupation or employment of each director and executive officer of the Reporting Person is set forth on Schedule
A to this Statement and is incorporated herein by reference. Each of the individuals named in Schedule A to this Statement are citizens of the United
States of America.

               (d) and (e). During the last five years, to the knowledge of the Reporting Person, no person listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               The information set forth or incorporated by reference in Items 4 and 5 is hereby incorporated herein by reference.

               Pursuant to an Agreement and Plan of Merger, dated as of May 17, 2002 (the "Merger Agreement"), by and among the Reporting Person, WellCare
Merger Sub, Inc., a New York corporation and wholly owned subsidiary of the Reporting Person ("Merger Sub"), and the Issuer, and subject to the conditions set forth therein, Merger Sub will be merged with and into the Issuer (the
"Merger"), with each share of Issuer Common Stock being canceled and extinguished and converted into the right to receive an amount of cash determined pursuant to a formula set forth in the Merger Agreement (the
"Exchange Amount"). As a result of the Merger, the Issuer will become a wholly owned subsidiary of the Reporting Person. The Merger is subject to the approval of the Merger Agreement by the Issuer's stockholders, the receipt of other required regulatory approvals, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

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CUSIP NO. 949470108                           13D                          Page 5 of 11 Pages
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

               In order to facilitate the transactions contemplated by the Merger Agreement, the Reporting Person has also entered into four separate
Voting Agreements, all effective as of May 17, 2002 (the "Voting Agreements"), with certain shareholders of the Issuer (collectively, the "Stockholders").
Pursuant to the terms of the Voting Agreements, the Stockholders have agreed, among other things, (i) to vote all of the shares of Issuer Common Stock beneficially owned by them, and have granted or are required to grant an Irrevocable Proxy to vote such Stockholders' shares of Issuer Common Stock, (a) in favor of the adoption of the Merger Agreement and the terms thereof, and each of the other transactions contemplated by the Merger Agreement, and any matter which would or could reasonably be expected to, facilitate the Merger of any of the transactions contemplated by the Merger Agreement, (b) against approval of any proposal made in opposition to or in competition with the consummation of the Merger or the Merger Agreement, (c) against any competing proposed transaction involving the Issuer or any Issuer subsidiary, (d) against any liquidation or winding up of the Issuer and (e) against any other proposal or action which would, or could reasonably be expected to, prohibit or discourage the Merger, and (ii) not to transfer, sell, pledge, assign or otherwise dispose of (including by gift) or encumber such shares other than to a transferee that agrees to be bound by the terms of the Voting Agreement. The voting provisions contained in the Voting Agreements (other than the Voting Agreement executed by The 1818 Fund II, LP) would not apply in the event that the Issuer's board of directors shall have made an Adverse Recommendation Change (as defined in the Merger Agreement) under circumstances expressly permitted by Section 5.5(b) of the Merger Agreement, which Adverse Recommendation Change shall not have been subsequently withdrawn. The Voting Agreements terminate upon the earlier to occur of (x) the effective time of the Merger (the "Effective Time") or (y) the date the Merger Agreement is terminated by either party pursuant to any other provision therein. In the case of the Voting Agreement executed by The 1818 Fund
II, LP, the Voting Agreement would terminate on December 31, 2002, if the Merger shall not have been consummated, or the Merger Agreement shall not have been terminated, by such date.

               The Reporting Person does not have any direct or indirect ownership or incidence of ownership with respect to any shares of Issuer Common
Stock or any other securities of Issuer pursuant to the Voting Agreement.
Accordingly, the Reporting Person expressly disclaims beneficial ownership of all such shares or other securities.

               References to, and descriptions of, the Merger Agreement and the Voting Agreements as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement (including exhibits thereto) and the Voting Agreements included as Exhibits 1 through 3, respectively, to this Schedule 13D, and are incorporated in this Item 3 in their entirety where such references and descriptions appear.

ITEM 4.        PURPOSE OF TRANSACTION.

               The information set forth or incorporated by reference in Items
2, 3 and 5 is hereby incorporated herein by reference.

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CUSIP NO. 949470108                           13D                          Page 6 of 11 Pages
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


               (a) - (b) As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly owned subsidiary of the Reporting Person, with and into the Issuer in a statutory merger pursuant to the Business Corporation Law of the State of New York. At the Effective Time, the separate existence of Merger Sub will cease and the Issuer will continue as the surviving corporation and as a wholly owned subsidiary of the Reporting Person. Holders of outstanding Issuer Common Stock will receive, in exchange for the shares of Issuer Common Stock held by them, an amount of cash determined pursuant to a formula set forth in the Merger Agreement.

               As an inducement to the Reporting Person to enter into the Merger Agreement, each of the Stockholders has entered into a separate Voting Agreement and (pursuant to the terms of the Irrevocable Proxies executed or to be executed in connection therewith) has irrevocably appointed (or is required to irrevocably appoint) the members of the Board of Directors of the Reporting Person (or any designee of the Reporting Person) as his or its lawful attorney and proxy. Such proxies give (or when executed will give) the Reporting Person the limited right to vote each of the 31,550,093 shares of Issuer Common Stock beneficially and collectively owned by the Stockholders in matters related to the Merger, as more fully described in Item 3. The shared voting power with the Stockholders relates to such 31,550,093 shares of Issuer Common Stock (the "Shares"). The Stockholders and the number of shares beneficially owned by each of them is set forth on Schedule B hereto which is hereby incorporated by this reference. The foregoing summary of the Voting Agreements is qualified in its entirety by reference to the copies of the Voting Agreements included as Exhibits 2 and 3 to this Schedule 13D and incorporated herein in its entirety by reference.

               (c)    Not applicable.

               (d) Upon consummation of the Merger, it is anticipated the current directors of the Issuer shall be replaced by a new Board of Directors to consist of Todd Farha and one or more other individuals to be appointed by the stockholders of the Issuer.

               It is also anticipated that the new Board of Directors of Issuer shall appoint, effective immediately following the Effective Time, new executive officers of the Issuer, to include Todd Farha as Chief Executive Officer and President of Issuer.

               (e) As a result of the Merger described in Item 3 above, all shares of Issuer Common Stock issued and outstanding, and all shares of Issuer Common Stock owned by Issuer as treasury stock, prior to the Merger shall be canceled and extinguished.

               (f) Upon consummation of the Merger, the Issuer would become a wholly owned subsidiary of the Reporting Person.

               (g) Upon consummation of the Merger, it is anticipated that the Certificate of Incorporation of Issuer shall be amended and restated so as to, among other things, reduce the


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CUSIP NO. 949470108                           13D                          Page 7 of 11 Pages
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

number of authorized shares of capital stock to 100 shares of Common Stock, par value $.01 per share.

               (h) Upon consummation of the Merger, the Reporting Person plans to take all necessary action to cause the Issuer Common Stock to cease to be authorized to be quoted on the Over-the-Counter Bulletin Board.

               (i) Upon consummation of the Merger, the Reporting Person plans to file a Form 15 with the United States Securities and Exchange Commission terminating the registration of the Issuer Common Stock.

               (j) Other than described above, the Reporting Person currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although the Reporting Person reserves the right to develop such plans).

               References to, and descriptions of, the Merger Agreement and the Voting Agreements as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement (including exhibits thereto) and the Voting Agreements included as Exhibits 1 through 3, respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               The information set forth or incorporated by reference in Items
2, 3 and 4 is hereby incorporated herein by reference.

               (a) - (b) The aggregate number of shares of Issuer Common Stock subject to the Voting Agreements is 31,550,093 (representing approximately 81.3% of the voting power of shares of Issuer Common Stock outstanding). The calculation of the foregoing percentage is based on the number of shares of Issuer Common Stock disclosed to the Reporting Person by the Issuer as outstanding as of May 13, 2002.

               By virtue of the Voting Agreements, the Reporting Person may be deemed to share with the Stockholders the power to vote shares of Issuer Common
Stock subject to the Voting Agreements. The Reporting Person has shared power to vote all of the Shares for the limited purposes described above. The Reporting
Person does not have the sole power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Issuer Common Stock. Furthermore, the Reporting Person (i) is not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Voting Agreements and (ii) disclaims any beneficial ownership of the shares of Issuer Common Stock which are covered by the Voting Agreements. To the knowledge of the Reporting Person, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A.


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CUSIP NO. 949470108                           13D                          Page 8 of 11 Pages
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

               (c) Neither the Reporting Person nor, to the knowledge of the Reporting Person, any person named in Schedule A, has effected any transaction in the Issuer Common Stock during the past 60 days.

               (d)    Not applicable.

               (e)    Not applicable.

               References to, and descriptions of, the Merger Agreement and the Voting Agreements as set forth above in this Item 5 are qualified in their entirety by reference to the copies of the Merger Agreement (including exhibits thereto) and the Voting Agreements included as Exhibits 1 through 3, respectively, to this Schedule 13D, and are incorporated in this Item 5 in their entirety where such references and descriptions appear.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               The information set forth or incorporated by reference in Items 3 through 5 is hereby incorporated herein by reference. Copies of the Merger Agreement (including exhibits thereto) and the Voting Agreements are included as Exhibits 1 through 3, respectively, to this Schedule 13D.

               Other than the Merger Agreement and the Voting Agreements, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.        MATERIALS TO BE FILED AS EXHIBITS.

               The following documents are filed as exhibits:

               1. Agreement and Plan of Merger, dated as of May 17, 2002, by and among WellCare Acquisition Company, a Delaware corporation, WellCare Merger Sub, Inc., a New York corporation and wholly owned subsidiary of WellCare Acquisition Company, and The WellCare Management Group, Inc., a New York corporation.

               2. Form of Voting Agreement entered into as of May 17, 2002, by and among WellCare Acquisition Company, a Delaware corporation, and each of Kiran C. Patel, M.D., Pradip C. Patel, and Rupesh Shah.

               3. Voting Agreement, effective as of May 17, 2002, by and among WellCare Acquisition Company, a Delaware corporation, and The 1818 Fund II, LP. Incorporated herein by reference to that certain Amendment No. 4 to
                        Schedule 13D filed May 22, 2002 by The 1818 Fund II,
                        L.P.





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CUSIP NO. 949470108                           13D                          Page 9 of 11 Pages
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                                    SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 28, 2002             By: /s/ Todd Farha
                                     ---------------------------------------
                                     Todd Farha
                                     Chief Executive Officer and President



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CUSIP NO. 949470108                           13D                          Page 10 of 11 Pages
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                                   SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                          WELLCARE ACQUISITION COMPANY

                         WellCare Acquisition                             Principal Occupation
Name                       Company Position        Business Address          or Employment
Todd Farha            Director, Chief           67 East 11th Street      Chief Executive
                      Executive Officer and     Suite 318                Officer and President
                      President                 New York, NY 10003       of WellCare
                                                                         Acquisition Company

Neal Moszkowski       Director                  888 Seventh Avenue       Partner in private
                                                New York, NY 10106       equity fund

Michael Pruzan        Director                  888 Seventh Avenue       Partner in private
                                                New York, NY  10106      equity fund

Richard D. Holahan,   Director, Vice            888 Seventh Avenue       Partner in private
Jr.                   President and Secretary   New York, NY  10106      equity fund

Christian Michalik    Vice President and        888 Seventh Avenue       Partner in private
                      Assistant Secretary       New York, NY  10106      equity fund

David Smith           Vice President,           67 East 11th Street      Vice President, Finance,
                      Finance, Treasurer and    Suite 318                Treasurer and Assistant
                      Assistant Secretary       New York, NY 10003       Secretary of WellCare
                                                                         Acquisition Company



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CUSIP NO. 949470108                           13D                          Page 11 of 11 Pages
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                                   SCHEDULE B

STOCKHOLDER                                       SHARES BENEFICIALLY OWNED
-----------                                       -------------------------
Dr. Kiran C. Patel                                    19,780,111
The 1818 Fund II, L.P.                                11,250,000
Pradip C. Patel                                          259,991
Rupesh Shah                                              259,991